U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                          ENTRADA SOFTWARE INCORPORATED
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                      Commission File Number: ____________



                Nevada                                        86-0968364
     (State or Other Jurisdiction of                        (I.R.S. Employer
     Incorporation or Organization)                       Identification No.)

   7825 East Gelding Drive, Suite 102
          Scottsdale, Arizona                                    85260
(Address of Principal Executive Offices)                       (Zip Code)


                    Issuer's Telephone Number: (480) 607-3535

        Securities to be Registered Under Section 12(b) of the Act: None

        Securities to be Registered Pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 Par Value
                                (Title of Class)
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                                     PART I

         Except for historical information contained herein, this Form 10-SB contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "SECURITIES ACT") and Section 21E of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and Entrada Software Incorporated ("ENTRADA") intends that such forward-looking statements be subject to the safe harbors created by these statutes to the extent they apply.

         Wherever possible, we have identified these forward-looking statements by words such as "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "INTENDS" and similar expressions. Forward-looking statements involve risks and uncertainties and include, but are not limited to, statements of future events and Entrada's plans and expectations. Our actual results may differ materially from such statements. Factors that may cause or contribute to such differences include, but are not limited to, those discussed in "ITEM 1. DESCRIPTION OF BUSINESS - FACTORS AFFECTING FUTURE PERFORMANCE" and "ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," as well as those discussed elsewhere in this Form 10-SB and in the exhibits attached or incorporated by reference.

         Although we believe that the assumptions underlying the forward-looking statements herein are reasonable, any of the assumptions could prove inaccurate. There can be no assurance that the results contemplated in such forward-looking statements will be realized. In addition, as disclosed under "ITEM 1. DESCRIPTION OF BUSINESS - FACTORS AFFECTING FUTURE PERFORMANCE," the business and operations of Entrada are subject to substantial risks which increase the uncertainties inherent in the forward-looking statements included in this Form 10-SB. The inclusion of such forward-looking information should not be regarded as a representation by Entrada or any other person that the future events, plans or expectations contemplated by Entrada will be achieved.

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW

         Entrada has developed and recently commenced active marketing of the Kinnosa suite of "product content" software. Kinnosa is an enterprise-class software product specifically designed for management of the manufacturing process. Kinnosa is targeted to large manufacturing companies and is designed to be compatible with legacy software and hardware. We believe Kinnosa to be a new category of software in that it is "product-centric," meaning that it focuses on the product being manufactured instead of the manufacturing business segments such as procurement, accounting or engineering. Kinnosa can deliver complete product content information to manufacturers and their suppliers and customers. This information can be delivered by Intranet or Internet which enables Kinnosa users to continuously obtain control and analysis information internally and from their customers and suppliers. This information is globally integrated from engineering, manufacturing and customer data systems developed during the history of a Kinnosa managed product.

         Kinnosa has been successfully deployed at Motorola for two years. Kinnosa enabled Motorola's Satellite Communications Group to successfully track and manage the configuration and status of the more than 80,000 parts in each of the sixty-six Iridium(TM) communications satellites.

         We believe Kinnosa will enable manufacturers to shorten product development times, introduce and manage product changes more effectively, integrate product information with suppliers, and configure products to customer needs. Kinnosa accomplishes these advantages through its product-centric view which tracks the manufactured product's complete life history. We believe this view is unprecedented and is not available through any other existing packaged software application. With use of the Internet and portal technology, Kinnosa can deliver critical and timely information directly to company users, partners, suppliers and even to customers.
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         Our product provides analyses and permits decisions to be made throughout the product development process - from supplier to customer. This enhances repeatable engineering designs, product manufacture-ability and product quality, resulting in dramatically reducing the manufacturing time cycle. Kinnosa solutions enhance a company's existing information systems, creating simplicity and predictability with highly complex manufacturing environments, filling information voids and linking businesses and customers together.

         An important part of our growth strategy is to become an application service provider. We can offer all of Kinnosa's capabilities, on a per user basis, through the Internet. We believe this strategy will become an important revenue source as manufacturers install Kinnosa, and then require their suppliers to have the same capabilities.

         We believe the Kinnosa suite to be highly functional and that its acceptance will enable us to meet our business objectives. However, Kinnosa is a relatively new product that has only been deployed in one application setting, the manufacture of the Iridium(TM) satellite. Entrada is an early stage company with no meaningful operating history. Our ability to raise additional capital and to successfully market and support our Kinnosa product will be critical to our success. See the sections caption "FACTORS AFFECTING FUTURE PERFORMANCE" and "ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" for a discussion of capital constraints and other risks of our business.

         Entrada was incorporated in Nevada in August 1999 as a wholly-owned subsidiary of The Rotherwood Group, Inc. ("TRG"). TRG had originally been incorporated in June 1990 in Arizona Benchmark Associates, Inc. Benchmark Associates was initially wholly-owned subsidiary of ShareData, as Inc. and engaged in the software development and distribution business. ShareData filed for protection under Chapter 11 of the Bankruptcy Code in December, 1993. ShareData's plan of reorganization was confirmed in December 1995 which provided for the reorganization of ShareData as Aztore Holdings, Inc. As part of the plan of reorganization, certain of the shares and warrants of Benchmark Associates were distributed to the creditors of ShareData. Benchmark changed its name to the Rotherwood Group, Inc. in January 1998. TRG had essentially no operations since 1995. Effective September 1, 1999, TRG acquired all the outstanding stock of CIMsoft, Inc., which was incorporated in Delaware in 1998. CIMsoft commenced operations in May 1999. Also effective September 1, 1999, TRG was merged into Entrada.
with you.

THE MARKET

         Manufacturing is a critical component of the world economy and has increasingly become more information intensive and technology oriented in recent times. According to a September 1997 report by International Data Corp. ("IDC") the manufacturing sector accounts for 26% of the world's software applications market, which would result in over $11 billion of software sales annually in the United States alone. In a January 1998 report IDC predicted this market to double by 2001.

         Of the two component sectors in manufacturing - discrete and process - we will target our sales effects to the discrete manufacturing market. Discrete manufacturing is generally the production of products (such as automobiles, airplanes and home appliances). The discrete manufacturing software market is presently a $6.9 billion annual market in the United States according to the U.S. Department of Commerce 1998 U.S. Industry and Trade Outlook Forecast. The segments of this market we are initially targeting as potential customers are the commercial aerospace, transportation and high-technology manufacturing segments. Within these market segments we have identified some 3,350 companies in the United States that meet our criteria for potential customers.

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THE KINNOSA PRODUCT SUITE

         Kinnosa is a powerful enterprise-class software application that continuously and directly delivers control and analysis information to manufacturers and their customers and suppliers. This information is integrated from all engineering, manufacturing, and customer data systems developed during the complete history of a product. At the center of Kinnosa is a product information depository, the contents of which carry the complete description of a product, including early concept studies, design and engineering data, detailed manufacturing and assembly history, customer service, maintenance and support information. This product content data is stored in a universal format that facilitates quick integration with the source systems, regardless of location. This depository is bi-directional, in that it can receive and distribute product information with these other systems.

         Kinnosa creates a product-centric information view of all product data. This means that all data related to a specific product, from conception through the manufacturing process and to customer use, is available from one source. We believe this view is unprecedented, and is not available through any existing packaged applications, which deal primarily with processes or document management.

         Kinnosa is also an Internet-enabled software application. Its application logic is modular, written in Java and delivered through portal technology tailored specifically for integration with both customers and suppliers through the Internet. Its application modules provide analysis, reporting and a current display of product definitions, configuration history, planned changes, obsolete inventory, product upgrades, spare parts requirements and product traceability. Portal technology permits the proactive delivery of targeted and complete product content - including structured database information, web pages, documents, notes and other pertinent information - seamlessly through a standard web browser.

         Kinnosa's modular architecture contains integration components that connect industry-standard design, engineering, manufacturing, distribution and support systems. Kinnosa is built on an open software framework that assembles product data from systems worldwide in order to deliver complete and targeted product information. Kinnosa is presently available with off-the-shelf connectivity to selected Product Data Management, Shop Floor and other information systems. Integration with leading Enterprise Resource Management, Customer Relationship Management and other systems is planned for subsequent releases.

MARKET POSITIONING AND STRATEGY

         Our strategy is based on the assumption that for manufacturers to remain competitive, and, in some cases to survive in the global economy, their products must get to market faster. This requires increased agility that enables significantly shorter design and development times, in conjunction with higher product quality and lower costs. Manufacturers invest heavily in enterprise applications to address these needs. We believe that Kinnosa fills critical needs not addressed by other software applications.

         Our products are in the emerging Product Content Management market. The Kinnosa product suite is a solution for manufacturers who want to improve their ability to manage product content information across the product life cycle - from conception to customer use. Kinnosa is targeted to manufacturers that need to track product designs, configurations, development status and engineering changes, and perform analyses on the complete life history of their products.

         In addition, Kinnosa is an e-business application suite, providing information, through portal technology and the Internet, based on data integrated from manufacturers, suppliers, and customers.

         Kinnosa is a business solution. The target customers are product development or operations managers in large companies, and operations executives in smaller companies. Because Kinnosa provides value across the entire product life cycle, we believe that it will appeal to any functional point in the business, including marketing, engineering, procurement, manufacturing and support.

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         Initial penetration into the targeted market will consist of a combination of strategic partnerships and direct sales. The main marketing strategies will be personal introductions, market awareness, references, conferences and symposia, and direct mail. In cases of strategic importance, special promotions and offers may be used to gain entry into a targeted account. We will conduct demonstrations and seminars to broaden product interest and maximize account coverage.

SERVICES DESCRIPTION

         In order to provide complete and comprehensive solutions, we intend to compliment our products with a complete suite of professional education, training, implementation, and support services. These services include product-specific training, installations, custom development and integration, maintenance and product support.

         In addition, we will offer complete Kinnosa solutions as a service. Through our applications service provider model, we will provide total product capabilities on a per-seat basis. We believe that this turnkey service will allow us to introduce Kinnosa to most potential customers, regardless of size, budget or technology capabilities.

BUSINESS STRATEGIES

         We intend to combine the existing product suite, Kinnosa, with solution sales to high technology, transportation and commercial aerospace manufacturers. The Kinnosa products are ready for market, and sales efforts commenced in the fourth quarter of 1999. Direct and indirect sales and services, in both domestic and international markets, are expected to comprise most of our revenues. Also, as larger companies already selling in this market realize the benefits of our products, we expect to receive, and will evaluate, partnership opportunities.

         We will operate as both a software and services company. At first, we intend to sell solutions directly to customers in the advanced technology manufacturing market segment. We will also attempt to develop partner relationships with consulting firms specializing in providing software and support solutions for their manufacturing customers. We also expect to sell our products and services through value-added resellers, also known as VARs.

         We expect to offer our applications, and deliver Kinnosa functionality, to customers as an application service provider. We believe that this is an important way for manufacturers to obtain an integration and distribution of product history information with suppliers and customers, who can access Kinnosa seamlessly through Internet web portals. We plan to offer this service for a monthly fee per user.

         PRICING STRATEGY. We price Kinnosa products according to the capabilities the customer needs and the number of users accessing the system. The software modules are separated into three groups: the Kinnosa core, application modules, and connectivity to data sources. User licensing is tiered into three classes: workgroup-class (up to 30 users), division-class (up to 100 users) and enterprise-class (up to 400 users). Special bundling and pricing will be available for some customers for volume purchase agreements in excess of 400 users. Early payment terms, leasing and other financing programs will be offered to customers as well. In addition, per-user licensing is available through our application service provider program.

         Kinnosa is a fully scalable solution. A customer may begin at a workgroup level and scale up to a division or even enterprise level over time. The Kinnosa product suite will grow as the customer's requirements grow.

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         We price our professional services on an hourly basis. These services are tiered by experience and capability into two levels - consultant and senior consultant. Education and training services are priced based on standard course curricula.

         Our sales approach will place professional services consultants at a customer's site early in the process to facilitate the customer's shift to the product-centric view of their business. This strategy will also enable us to effectively scope and position the implementation and integration of the Kinnosa product.

         GROWTH STRATEGY. Kinnosa sales are expected to commence with larger customer accounts, usually at a workgroup level. We believe that reference sales between divisions and departments of an enterprise will increase sales to the division and enterprise levels. Strategic alliances with consultants and VARs should add license revenues.

         In our second year of operations, we expect to have international marketing efforts in support of our customers' divisions and affiliates. Consideration will also be given to growth through the acquisition of, or affiliation with, competitors or companies that have related products.

         STRATEGIC ALLIANCES. The initial approach for taking Kinnosa to market involves a two-prong effort using direct sales and system integrators. We believe that the multi-vendor partnerships that exist in the industry today have failed to resolve the dilemma of users when choosing to buy the best product available, or dealing with a single vendor. Forrester Research observes that a new form of systems integrator, called portfolio assembler, is emerging to sell, implement and support pre-integrated sets of multi-vendor applications. We will pursue alliances with systems integrators who are firmly committed in this direction.

PROPRIETARY POSITION

         We rely upon copyright, trademark and contractual law to continue to protect our ownership and proprietary rights to our products. Copyright protection is in place, and patent applications are being considered, and will be filed when appropriate. We enter into confidentiality and non-disclosure agreements with our employees, consultants and others. We also control access to our confidential information.

PRODUCT DEVELOPMENT

         Kinnosa is a functional product suite today operating in a mission critical product application at a customer's manufacturing facility since 1998. The current product as installed has full functionality and is ready to be delivered to additional customers in our targeted markets.

         Our near-term product development plan is to incorporate portal technology into the applications architecture and convert all residual X-windows and Java interfaces to operate in the portal environment. We expect to be continuously upgrading and expanding our products, with additional components and connectivity packages ready for release within one year.

         New technologies and initiatives are expected to be evaluated to determine suitability for use with Kinnosa. These technologies may provide solutions that will be vital to maintaining market leadership and meeting customer demands.

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
COMPETITION

         As an enabling enterprise application, for an entire business operation, Kinnosa crosses several vertical software markets. We believe that our products are complementary to each type of potential competitor. However, due to the infancy of the product content management market, potential customers will perceive that our products compete in some way with each type of information technology provider listed below. Manufacturing software vendors have traditionally created product functionally around business processes like engineering, manufacturing and purchasing. As a result of this positioning, competition can come from several other products, depending on the customer.

         PRODUCT DATA MANAGEMENT VENDORS. Our most significant competition will come from the Product Data Management (PDM) vendors. Their products are essentially document management and workflow applications which they market as complete PDM solutions. We believe these vendors have difficulty handling complete product life cycle data, and utilize a document-centric approach to managing product change. We expect to successfully compete with PDM vendors in areas of product data management by offering superior functionality.

         ENTERPRISE DATA WAREHOUSING VENDORS. Some competition will also come from data warehouse applications vendors. Many of these vendors have announced plans to deliver data warehouse packaged solutions for their enterprise software. These companies could be formidable competitors, but are in the early stages of bringing these products to market. We expect to be able to compete successfully with these companies by enriching data with manufacturing business content, and by making relevant information available to all users through portals.

         INTERNET SUPPLY CHAIN VENDORS. Competition will also come from the Internet Supply Chain Management (SCM) vendors. They provide an integrated approach for planning and controlling the flow of products and information through a distribution channel from suppliers to end-users. Products from these vendors are new to the market. We do not intend to compete directly with the SCM vendors, but to become complimentary. We believe our product-centric data store and connectivity capabilities can provide useful information and connectivity for these systems.

EMPLOYEES

         As of November 30, 1999, we had eight full-time employees, including three in administration, two in sales, one in marketing and two in engineering. We are currently recruiting additional engineering, support and sales personnel.

FACTORS AFFECTING FUTURE PERFORMANCE

         WE HAVE NO RELEVANT OPERATING HISTORY MAKING IT DIFFICULT TO EVALUATE OUR BUSINESS AND THE INVESTMENT. We commenced our current operations through the acquisition CIMsoft in September 1999. CIMsoft has been in business only since May, 1999. Our predecessor, TRG, had no significant operations since 1995. CIMsoft had a loss of $23,047 for the fiscal year ended June 30, 1999, which included only two months of operations. Future losses are likely to occur. We can give no assurances that our business plan will be successful or that we will achieve or be able to maintain profitability.

         WE ARE DEPENDENT UPON OUR ABILITY TO RAISE CAPITAL. We have received limited financing to date and current revenues will be insufficient to fund the increase in the our operations necessary for us to start selling, installing and servicing our primary product line. While we are actively seeking additional investment capital, we can not assure you that we will be successful in attracting additional capital at favorable rates, or at all, or be able to generate sufficient revenues from our operations to continue our business. If we are unable to raise additional capital, our operations will be negatively impacted and may cease. See "ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS PLAN OF OPERATION - Liquidity and Capital Reserves" and "Plan of Operation."

         WE EXPECT RAPID GROWTH, RESULTING IN SIGNIFICANT MANAGEMENT CHALLENGES. We anticipate very rapid growth in our operations over the next twelve months. This growth will place significant pressure on limited resources and infrastructure. We cannot assure you that we will be able to effectively manage

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this growth. Although we believe we will have the management and resources to achieve our business model, our success will depend upon our ability to effectively manage our growth. We must implement and improve our operational, administrative and financial systems and controls, and train and manage our employees. If we are unable to manage our growth effectively, our business reputation, results of operations and financial condition could be harmed.

         OUR LIMITED OPERATING HISTORY MAKES FORECASTING DIFFICULT. We essentially restarted our operations through the acquisition of CIMsoft in September 1999. We will encounter numerous risks and difficulties faced by early stage companies in the rapidly developing enterprise software markets, and may not be successful in addressing these risks. We can not assure you that our business strategy will be successful. As a result of our limited operating history, it is difficult to accurately forecast future operations, and plan operating expenses. As a result, we may be unable to timely adjust spending to compensate for any unexpected revenue shortfall. This inability could cause profitability to be adversely affected.

         OUR QUARTERLY RESULTS ARE LIKELY TO FLUCTUATE. As a response to our competitors, we may make pricing, service, technology or marketing decisions, or business and technology acquisitions that could cause our quarterly results to fluctuate. We may also experience seasonal changes in our business, resulting in less revenue during certain periods of the year. Our operating results may fall below the expectations of securities analysts and investors in any future quarter. In this event, the trading price of our common stock, if the stock is traded, will likely be materially and adversely affected.

         WE ARE IN A HIGHLY COMPETITIVE BUSINESS. Within our identified market space are large, well-established and well-known companies that have substantially greater financial, technological, promotional and other resources than we have. We can not assure you that we will be able to compete effectively in this marketplace. See "ITEM 1. DESCRIPTION OF THE BUSINESS-Competition."

         INTELLECTUAL PROPERTY CLAIMS COULD BE EXPENSIVE AND RESULT IN LOSS OF RIGHTS. Our property rights to our software products are our primary asset. We plan to protect and enforce our ownership and proprietary rights to our products through copyright, trademark, and trade secret laws, as well as confidentiality and non-disclosure agreements and licensing/usage contracts with our customers and employees. However, these protections may not prevent competitors from developing similar software that may have more customers acceptance than our software. While we do not believe that our software products infringe on the intellectual property rights of third parties, infringement claims may be made. We can not assure you that we will have sufficient resources to sustain or defend lengthy legal actions regarding our intellectual property.

         WE EXPECT TO RELY UPON A LIMITED NUMBER OF CUSTOMERS AND THE LOSS OF A MAJOR CUSTOMER COULD ADVERSELY AFFECT REVENUE. Our business model for the next several years is based on a relatively small number of sales to a few large customers. If any one sale does not occur, or if sales to any one customer are less than expected, our expected operations will be materially affected, if alternative sources of revenue are not found

         WE ARE DEPENDENT UPON CUSTOMER ACCEPTANCE OF OUR PRODUCTS. We have limited sales of our products to date, and are entering a market characterized by numerous competitive products. Our ability to meet our business plan and projections is dependent on our ability to convince prospective customers that our products are superior to competing products and that we can successfully deliver and service our products. Our ability to successfully implement our business plan is also dependent on meeting our expected sales cycle. If our sales cycle is longer than expected, this will have an adverse effect upon our projected cash flow and operations.

         OUR MARKET IS SUBJECT TO RAPID CHANGES AND NEW PRODUCTS. The computer software industry is characterized by rapid change, frequent new product introductions, changing customer demands, evolving standards, and many other uncontrollable and unforeseeable trends and changes. Our future success will greatly depend upon our ability to timely and effectively address changes affecting our industry. We cannot assure you that we will do so, and failure to effectively respond to these changes could materially and adversely effect our operations and profitability.

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         THE LOSS OF SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL COULD HARM OUR
OPERATIONS. While we cannot assure you that our current management resources will enable us to succeed as planned, a loss of one or more of our current officers or key employees could severely and negatively impact our operations. Future success depends on the ability to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. We may be unable to retain key employees, or to attract and keep additional highly qualified employees in the future.

         EXISTING MANAGEMENT EXERCISES SIGNIFICANT CONTROL OVER ENTRADA. A small number of stockholders, who comprise our executive management, controls Entrada. This management, when acting together, can elect or otherwise designate all members of our Board of Directors. This control by management is expected to continue into the future.

         WE MAY BE ADVERSELY AFFECTED IF OUR PRODUCTS, SOFTWARE AND TECHNOLOGY ARE NOT YEAR 2000 COMPLIANT. While the Kinnosa product suite has been engineered to be Year 2000 compliant, products from other software vendors are used in a typical Kinnosa installation. While these other vendors have told us that their software is Year 2000 compliant, we cannot be sure that it is. Therefore, we will continue to monitor this software for compliance. We can not assure you that all non-complying software will be identified and upgraded. Also, customers and suppliers may be adversely affected by their own Year 2000 issues, which may indirectly affect our business.

         OUR STOCK IS NOT YET TRADED AND COULD BE SUBJECT TO EXTREME VOLATILITY. While a potential market maker has applied to the NASD to establish a market in our stock, our stock is not yet traded on any established market or exchange, and we can give no assurances that it ever will be traded. If an active market in our common stock does not develop or continue, holders of our common stock may be unable to readily liquidate their investment. If a market does develop, it is anticipated that it will initially be in the over-the-counter market that is characterized by low volume trading, high volatility and large spreads between bid and ask prices. A significant amount of common stock coming on the market at any one time could cause the stock to decline in price. If a market is established, it is likely to be highly volatile.

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

BACKGROUND

         Terry L. Simpson, one of our company's founders and a major shareholder, began working on the Kinnosa software product, then known as CIMbase, in 1990. Between 1993 and 1996, he completed development of Kinnosa and installed the product in several locations as beta sites. In 1996, he joined Sybase, Inc. in order to sell the Kinnosa product to Motorola, Inc. With the support of Sybase, in 1997 the Kinnosa product was installed at Motorola's Satellite Communications Group to assist Motorola in producing Iridium satellites.

         In order to turn Kinnosa into a commercially salable product, in May 1998 Mr. Simpson formed CIMsoft, Inc. In January 1999 Mr. Simpson left Sybase to devote full time to CIMsoft and transferred the Kinnosa technology to this company. In January 1999, Terry J. Gustafson joined the Company as Chief Financial Officer, and Bruce Williams as Chief Executive Officer. We began limited operations in May 1999 and active marketing activities in December 1999.

         On September 1, 1999, TRG, an inactive, non-trading public company, acquired all the outstanding stock of CIMsoft in exchange for 27,000,000 shares of TRG common stock. Immediately after the acquisition, TRG completed a one-for-five reverse stock split. As a result of this transaction, the former CIMsoft stockholders held approximately 77% of TRG's common stock. For financial accounting purposes, the acquisition was treated as a recapitalization of CIMsoft, with CIMsoft as the acquirer. Soley to change the state of incorporation, in August 1999 TRG formed a wholly owned Nevada subsidiary, Entrada Software, Inc., and merged into the subsidiary in September 1999.

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RESULTS OF OPERATIONS

         The following discussion provides information that we believe will help you understand our financial statements, and should be read along with these financial statements and related notes. The following discussion also contains forward-looking information. Actual results will likely be different than projected results due to several factors.

         YEAR ENDED JUNE 30, 1999. Our operations commenced in May 1999 and generated $40,043 in consulting services revenue, essentially all from one customer. We had not yet started selling our suite of software products, sales of which are expected to generate the majority of our future revenues. Our operating expenses for the period consisted primarily of consulting fees of $60,000 paid to our officers and stockholders. The results of operations of TRG for this period were immaterial, and are not discussed because these operations are not carried forward into our present operation.

         ELEVEN MONTHS ENDED NOVEMBER 30, 1999. This period includes the operations of CIMsoft through the date of merger, and the operations of Entrada Software for the remaining period. We essentially restarted operations with the merger between TRG and CIMsoft in September 1999, and as indicated above, CIMsoft had minimal operations prior to the merger. We generated $44,876 of consulting revenue for the period, as our planned sales of Kinnosa software products had not commenced. Of the $231,450 of operating expenses for the period, approximately $175,000 was related to salaries and other personnel expenses.

         As a result of the factors described above, we had a net loss of $23,047 for the fiscal year ended June 30, 1999, and a net loss of $183,352 for the eleven months ended November 30, 1999.

LIQUIDITY AND CAPITAL RESERVES

         From the beginning of CIMsoft in May 1998 until June 30, 1999, we had minimal operations and generated no significant working capital. TRG had no operations since 1995. In the quarter ended September 30, 1999 we raised $313,500 from the sale of common stock. In connection with the acquisition of CIMsoft, an investor purchased $150,000 of our Series A Preferred Stock. This equity capital of $463,500 was used to establish our corporate headquarters, pay the costs of the acquisition, and fund the operating deficit for the quarter. The funds remaining will be used to launch sales of Kinnosa software products, hire additional personnel, create marketing materials, complete enhancements to the our products and provide general working capital.

PLAN OF OPERATIONS FOR FISCAL YEAR 2000

         In our view, working capital at November 30, 1999 will be sufficient to fund our operations until January 31, 2000. During this period, we plan to hire up to five additional employees, and spend significant funds on our marketing program. Because planned sales will not generate any significant cash flow before March 2000, we will have to raise $1 million to $1.5 million in additional funds in order to execute our business plan.

         If we are able to raise the funds, we believe that we will have sufficient working capital to reach a level of operations that will generate a positive cash flow in 2000. Our operating plan for 2000 projects $3.3 million in revenue, which should generate approximately $330 thousand in positive cash flow. Upon receiving any additional funding, we will hire the additional personnel and complete our marketing plan necessary to meet our business plan.

         If we are unable to raise sufficient capital, and are unable to find alternative funding sources, we will have to significantly reduce our operations, and may not be able to continue as a going concern.

YEAR 2000 "Y2K" CONSIDERATIONS

         We have addressed possible remedial efforts in connection with computer software that could be affected by the Year 2000 "Y2K" problem. The Y2K problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.

         The Y2K problem can affect any modern technology used by a business in the course its day. Any machine that used embedded computer technology is susceptible to this problem, including, for example computer and telephone systems. The impact on a company is determined to a large extent by the company's dependence on these technologies to perform their day-to-day operations.

         We have reviewed all equipment in our business and have determined that all critical systems are Y2K compliant, including the telephone system and computer software. We expect to incur no expenses to bring any systems into compliance, and expect to have no events that would have a serious impact on our business.

         Externally, the Y2K problem may impact other entities with which we transact business. We cannot predict the effect of the problem on these entities or our business. We cannot guarantee that those companies with which we do daily business will be vigilant about their Y2K plan of action. If these companies experience serious Y2K events, we expect our potential sales to decrease on the short term resulting in our anticipated revenues to decrease. Because our plan of operations is primarily based upon raising additional capital, we expect to utilize this capital as a reserve in the event our anticipated customers experience Y2K problem that affect our revenues.

ITEM 3. DESCRIPTION OF PROPERTY

         We currently lease a 2,700 square foot facility located in an industrial/commercial park in Scottsdale, Arizona. The lease on the facility is for a term through August 2002, and the annual rental is approximately $50,000. We anticipate acquiring additional facilities for expansion before the end of the current lease term.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of November 30, 1999, the ownership of each person known by us to be the beneficial owner of five percent or more of Entrada's common stock, each officer and director individually, and all officers and directors as a group. Entrada has been advised that each person has sole voting and investment power over the shares listed below unless otherwise indicated.

                                                              PERCENT OF
NAME AND ADDRESS OF OWNER        NUMBER OF SHARES        BENEFICIAL OWNERSHIP(1)
-------------------------        ----------------        -----------------------

Terry L. Simpson
18775 N. 95th Way
Scottsdale, Arizona  85255            3,183,674                 47.30%

Bruce D. Williams
5201 E. Morning Vista Lane
Cave Creek, Arizona  85331              979,592                 14.55%

Terry J. Gustafson
7363 E. Onyx Court
Scottsdale, Arizona  85258              734,694                 10.91%

Michael S. Williams
3710 E. Kent Drive
Phoenix, Arizona 85044                1,537,157(2)              21.58%

Aztore  Holdings, Inc.
3710 E. Kent Drive
Phoenix, Arizona   85044              1,399,037(2)              19.64%
All Directors and Officers
 as a Group (4 persons)               6,435,177                 90.36%

----------
(1) Based upon 6,731,261 shares of common stock being issued and outstanding, 125,440 exercisable warrants held by Aztore and Michael S. Williams and 250,000 shares of Series A Preferred Stock, convertible into 265,000 shares of common stock, issued and outstanding as of November 30, 1999.

(2) Mr. Williams holds 74,734 shares and 63,386 warrants personally, and has voting control over an additional 1,399,037 shares held by Aztore Holdings, Inc., Including 62,054 exercisable warrants and the 265,000 shares issuable upon conversion of the Series A Preferred.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The directors and executive officers of Entrada are:


              NAME             AGE            POSITION
              ----             ---            --------

         Bruce D. Williams     44     Director, President and Chief
                                      Executive Officer

         Terry L. Simpson      48     Chairman and Chief Technical Officer

         Terry J. Gustafson    54     Chief Financial Officer, Secretary
                                      and Treasurer

         Michael S. Williams   52     Director

DIRECTORS AND EXECUTIVE OFFICERS

         BRUCE D. WILLIAMS, PRESIDENT, DIRECTOR AND CHIEF EXECUTIVE OFFICER. Mr. Williams was a founder of CIMsoft, Inc. From 1994 to 1999, Mr. Williams was a Strategic Business Development Manager for Sybase, Inc., responsible for developing the handheld and embedded strategic business relationships between Sybase and major partners, including Motorola, Intermec, Symbol, 3Com, Sun, SAIC, and others. He also developed the strategic business relationship between Sybase and Motorola, Inc. Earlier he developed a new southwestern professional services district based in Phoenix, Arizona, and performed staff, sales, and delivery management of consulting services. This involved managing a professional services district with a staff of 40 consultants, practice managers, and district administrators.

         From 1978 to 1994, Mr. Williams was a technical manager and systems and software engineer for Ball Aerospace Systems in Boulder, Colorado. He led the development, implementation, and integration of information technology solutions as chief architect for an open-systems client/server environment. He managed a department of 40 engineers, analysts, and computer scientists who developed flight and ground software for aerospace applications. He also managed a field team of engineers developing and testing flight and ground operations software for the Hubbell Space Telescope.

         Mr. Williams received a Master of Engineering, Engineering Management and Computer Science degree in 1982, and a Bachelor of Science, Physics and Astrophysics degree in 1978 from the University of Colorado. In addition, he performed work in Graduate Study, Project and Organizational Management at the Whiting School of Engineering Johns Hopkins University.

         TERRY L. SIMPSON, CHAIRMAN AND CHIEF TECHNICAL OFFICER. Mr. Simpson was a founder of CIMsoft, Inc., and the inventor of the Kinnosa product suite. From 1996 through 1999 Mr. Simpson was employed by Sybase, Inc. to manage the implementation of Kinnosa product at Motorola. He was responsible for successfully planning resources and delivering major consulting projects on schedule, to successfully put Kinnosa into a production environment. From 1991 to 1996 Mr. Simpson was a consultant and completed the Kinnosa product development.

         Mr. Simpson holds a Bachelor of Science Degree in Engineering from West Virginia University.

         TERRY J. GUSTAFSON, CHIEF FINANCIAL OFFICER, SECRETARY AND TREASURER. Mr. Gustafson was a founder of CIMsoft, Inc. From 1993 to 1998 he was Vice President Finance, Chief Financial Officer, Secretary and Treasurer of Xantel Corporation, a high-tech start-up company he co-founded in 1993. While at Xantel he performed virtually all administrative, finance and accounting functions for the company until 1998.

         Mr. Gustafson has over twenty years experience with KPMG Peat Marwick where he served as a partner from 1984 until 1991. Mr. Gustafson joined KPMG Peat Marwick in 1969 in Cleveland, Ohio. While in public accounting, he specialized in providing accounting, auditing and business advisory services to high technology companies. Mr. Gustafson left KPMG Peat Marwick in 1979 to become Chief Financial Officer and Treasurer for Wien Air Alaska, a publicly-held $150 million regional air carrier, until he rejoined KPMG Peat Marwick in 1982.

         Mr. Gustafson holds a Bachelor of Arts Degree in Business Administration from Baldwin-Wallace College, Berea, Ohio and a Masters in Business Administration from Kent State University, Kent, Ohio.

         MICHAEL S. WILLIAMS, DIRECTOR. Mr. Williams has been the President and Chief Portfolio Manager of Aztore Holdings, Inc. since December 1995. Aztore is an investment company, with approximately 300 shareholders, which also performs corporate advisory and consulting services focusing on both high growth and financially troubled public companies. Aztore was the controlling shareholder of TRG until it acquired the stock of CIMsoft in September 1999. Aztore is the successor to Bulldog Investment Company, L.L.C. of which Mr. Williams was the Managing Director and founder. Bulldog was formed in November 1993.

         Mr. Williams holds various officer and board positions in Aztore portfolio companies, some of which may be in extended financial condition. Some Aztore portfolio companies have been in bankruptcy proceedings, managed by Aztore or Bulldog. Mr. Williams' prior experience includes managerial and financial consulting, executive positions with public and private companies, six years of investment banking with NASD member firms, and nine years of commercial banking experience including secured lending, work-out specialist, and credit analysis.

         Mr. Williams received a Bachelor of Arts in history and political science from Pennsylvania State University and a Masters in Business Administration in Strategic Planning and Corporate Finance from the Wharton Graduate School at the University of Pennsylvania.

ITEM 6. EXECUTIVE COMPENSATION

         For the year ended June 30, 1999, we had no employees. Our two officers during this period, Mr. Simpson and Mr. Gustafson, received consulting fees during the year of $10,000 and $50,000, respectively. As of November 1, 1999, our three officers were receiving total annual compensation of $255,000. We currently have "at will" employment contracts with Messrs. Bruce Williams, Simpson and Gustafson that provide for 9 months salary continuation in the event of termination of employment under certain conditions.

STOCK OPTION PLAN

         Our Board of Directors and shareholders adopted the 1999 Equity Incentive Plan (the "Plan"), to promote the interests of Entrada and to motivate, attract and retain the services of key employees. The Plan also aligns the personal interests of these persons with the interests of our shareholders through equity participation in our growth and success. The Plan provides for granting non-qualified and incentive stock options and restricted stock awards. We have reserved 2,100,000 shares of stock for option grants. As of November 30, 1999, options to purchase 265,000 shares have been granted or committed to employees other than the officers.

COMPENSATION OF DIRECTORS

         The present directors of Entrada are not compensated for their services as directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On January 15, 1999, CIMsoft was capitalized with $2,100 cash and the rights to the Kinnosa software in exchange for 6,000,000 shares of its common stock. These 6,000,000 shares were issued in the amount of 3,900,000 to Mr. Simpson, 1,200,000 to Mr. Bruce Williams and 900,000 to Mr. Gustafson.

         On June 30, 1999 Aztore Holdings, Inc., then the majority shareholder of TRG, converted $82,820 in debt and assumed an approximate $20,000 liability of TRG in exchange for 100,000 shares of TRG Series A preferred stock. The $82,820 debt resulted from advances made to TRG by Aztore.

         Effective September 1, 1999, TRG acquired 100% of the outstanding stock of CIMsoft in exchange for 5,400,000 shares of its common stock. These shares were issued 3,183,674 to Mr. Simpson, 979,592 to Mr. Bruce Williams, 734,694 to Mr. Gustafson and the remaining 502,040 shares to sixteen other shareholders of CIMsoft. In conjunction with the acquisition, Aztore Holdings, Inc. purchased 150,000 shares of TRG's Series A preferred stock for $150,000.

ITEM 8. DESCRIPTION OF SECURITIES

         Entrada is a Nevada corporation, and is authorized to issue 70,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value. As of November 30, 1999, 6,731,261 shares of common stock were outstanding and 250,000 shares of preferred had been designated as Series A preferred stock all of which were outstanding. As of November 30, 1999, Entrada had committed or outstanding 265,000 options to purchase common stock at $0.50 per share under the Plan and had outstanding 500,000 warrants to purchase common stock at $1.50 per share.

COMMON STOCK

         The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our shareholders. In addition, holders are entitled to receive any dividends declared by the Board of Directors. No dividends are payable on common stock until all dividends due Series A Preferred shares have been paid. If Entrada is ever liquidated, common stockholders share all assets remaining after payment of liabilities and amounts due on the outstanding Series A preferred shares. The holders of common stock do not have any subscription, redemption or conversion rights, nor do they have and preemptive or other rights to acquire any more shares.

         The holders of a majority of the outstanding common stock would be a quorum for the transaction of business at shareholder meetings. The affirmative vote of a majority of the common stock represented at any meeting will approve any business brought to a vote except for matters requiring a greater percentage vote for approval under Nevada law. The holders of the common stock do not have cumulative voting rights. Therefore, the holders of more than half of the outstanding shares of common stock may elect all of the directors to be elected in any election. In this event, the holders of the remaining shares of common stock would not be able to elect any directors. The Board of Directors may fill any vacancies on the Board created by the resignation, death or removal of directors.

         Shareholders may take action without holding a meeting by written consents signed by the holders of a majority of the outstanding shares of stock entitled to vote. This provision makes actions by shareholders easier, and reduces the corporate expense of special meetings of shareholders.

PREFERRED STOCK

         Our Board of Directors may divide the shares of preferred stock into series, and sets the dividend rate, designations, preferences, privileges, restrictions and qualifications of each series of preferred stock without shareholder approval. The Board's authority to issue preferred stock provides a means for acquisitions and other corporate purposes, and could make it more difficult for someone to gain control of Entrada. We have no plans at this time to issue any new shares of preferred stock.

SERIES A 10% CONVERTIBLE PREFERRED STOCK

         The holder of our outstanding Series A 10% Convertible Preferred Stock ("Series A") has a preference in payment of dividends and a $1.00 per share liquidation preference over the holders of our common stock. Each share of Series A stock is convertible into 1.06 shares of common stock. We may redeem the shares at $1.00 each if our common stock trades at certain prices. We may not establish a series of preferred superior to the Series A without the consent of the Series A holder. In the event of any liquidation of the Company, the holder of the Series A preferred will receive any cumulative but unpaid dividends, in addition to a $1.00 per share liquidation preference, before the common stockholders receive any assets.

         Each share of Series A is entitled to a $.10 per share (10%) annual, cumulative dividend accruing ratably each January 1, April 1, July 1 and October 1 commencing October 1, 1999.

         The holder of the Series A preferred is entitled to votes equal to the number of shares of common stock into which these shares are convertible. The shares of Series A preferred will generally vote with the common stock as a class on all matters except for matters where vote as a class is specified.

WARRANTS AND OPTIONS

         As of November 30, 1999, Entrada had 500,000 warrants outstanding. Each warrant entitles the holder to purchase one share of our common stock for $1.50 per share, until expiration on December 15, 2000. We may call the warrants if our stock trades at certain prices. Also as of November 30, 1999, Entrada had outstanding 65,000 options and has committed an additional 200,000 options to purchase shares of its common stock issued under the Plan at $0.50 per share, none of which have vested.

TRANSFER AGENT

         The transfer agent for Entrada's common stock and warrants is American Securities Transfer & Trust, Inc., 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Our common stock is not yet traded on any established market or exchange. A market maker has applied for qualification to trade our stock in the over-the-counter market. This market maker has indicated its willingness to apply to list our stock on the OTC Bulletin Board when we meet the listing criteria. We cannot guarantee that our stock will be qualified for over-the-counter trading or meet the criteria for listing in the OTC Bulletin Board, successful in becoming listed, or that a market for our common stock will develop if trading is established. At November 30, 1999, there were approximately 220 Entrada shareholders.

         We have never declared or paid a dividend on our common stock, and we do not intend to pay dividends in the foreseeable future. We are required to accrue a 10% ($0.10 per share) cumulative annual dividend for each share of Series A preferred stock outstanding. This dividend is payable only when declared by the Board of Directors, and must be paid before any dividends on common stock.

ITEM 2. LEGAL PROCEEDINGS

         We are not involved in any litigation, nor are we aware of any potential or threatened litigation, or any asserted claims that may result in litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         In January, 1999, CIMsoft issued 6,000,000 shares of its common stock to its founders, Terry Simpson, Bruce Williams and Terry Gustafson, in exchange for $2,100 cash and the rights to the Kinnosa software. The shares were issued in reliance upon the exemption from registration under Section 4(2) of the Securities Act.

         In June, 1999, TRG issued 100,000 shares of its Series A preferred stock in exchange for cancellation of $82,820 of debt and the assumption of an approximate $20,000 liability. The shares were issued to its then majority shareholder, Aztore Holdings, Inc., in reliance on the exemption from registration provided under Section 4(2) of the Securities Act.

         In July and August 1999, CIMsoft issued 615,000 shares of its common stock for $307,500 cash. No commissions were payable and CIMsoft received all proceeds. The shares were issued to 16 investors all of whom had a pre-existing relationship with the officers and directors of CIMsoft. The issuance was made in reliance upon the exemption from registration under Section 4(2) of the Securities Act.

         Effective September 1, 1999, TRG issued 5,400,000 shares of its common stock in exchange for 100% of the outstanding stock of CIMsoft. The shares were issued to the 19 shareholders of CIMsoft. Also effective as of September 1, 1999, TRG issued 150,000 shares of its Series A preferred stock to Aztore Holdings, Inc. for $150,000. These issuances were made in reliance on Section 4(2) of the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         We are required by our Articles of Incorporation and bylaws to indemnify our officers and directors against claims resulting from their association with us. Under Nevada law, we have agreed to eliminate the personal liability of our directors and officers for losses resulting from any breach of their duty of care. These provisions do not limit equitable remedies, nor eliminate directors' and officers' liability for intentional misconduct, fraud or other illegal activities.

         Nevada law allows a corporation to eliminate or limit personal liability of members of its board of directors for violations of their fiduciary duties. However, Nevada law does not allow the elimination of a director's liability for transactions resulting in improper personal gains, or for illegal payments. Equitable remedies for breach of fiduciary duty, such as an injunction or rescission, are also still available.


         We have been advised that it is the position of the Securities and Exchange Commission that insofar as the foregoing provision may be invoked to disclaim liability for damages arising under the Securities Act, such provision is against public policy as expressed in the Securities Act and therefore unenforceable.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS

The Rotherwood Group, Inc.
   Report of Independent Public Accountants ................................19
   Balance Sheet at June 30, 1999...........................................20
   Statements of Operations for the Years Ended June 30, 1999 and 1998......21
   Statements of Stockholders' Equity (Deficit)
    for the Years Ended June 30, 1999 and 1998..............................22
   Statements of Cash Flows for the Years Ended June 30, 1999 and 1998......23
   Notes to the Financial Statements .......................................24

CIMsoft, Inc.
   Report of Independent Public Accountants ................................32
   Balance Sheet at June 30, 1998 ..........................................33
   Statement of Operations for the Year Ended June 30, 1999.................34
   Statement of Stockholders' Deficit for the Years Ended June 30, 1999 ....35
   Statement of Cash Flows for the Year Ended June 30, 1999.................36
   Notes to Financial Statements ...........................................37

Entrada Software, Inc.
   Balance Sheet at November 30, 1999 (unaudited) ..........................40
   Statement of Operations for the Eleven Months Ended
     November 30, 1998 (unaudited)..........................................41
   Statement of Stockholders' Equity for the Eleven Months Ended
     November 30, 1999 (unaudited)..........................................42
   Statement of Cash Flows for the Eleven Months Ended
     November 30, 1999 (unaudited)..........................................43
   Notes for the Financial Statements.......................................44

                           THE ROTHERWOOD GROUP, INC.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of The Rotherwood Group, Inc.

We have audited the accompanying balance sheet of The Rotherwood Group, Inc. (an Arizona corporation; the "Company") as of June 30, 1999 and the related statements of operations, stockholders' deficit and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Rotherwood Group, Inc. as of June 30, 1999, and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had recurring losses. In addition, the Company does not have any revenue producing operations as of June 30, 1999. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are discussed in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

King, Weber & Associates, P.C.
Tempe, Arizona
September 4, 1999

                           THE ROTHERWOOD GROUP, INC.

================================================================================

                                  BALANCE SHEET
                                  JUNE 30, 1999


                                     ASSETS

CURRENT ASSETS:
   Cash                                                             $       146
                                                                    -----------
         Total current assets                                       $       146
                                                                    ===========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
   Accounts payable                                                 $        66
                                                                    -----------
         Total current liabilities                                           66
                                                                    -----------

COMMITMENTS AND CONTINGENCIES                                                --
                                                                    -----------

STOCKHOLDERS' DEFICIT:
   Series A Preferred stock; $1.00 liquidation preference,
     authorized 250,000 shares, 100,000 shares issued
     and outstanding                                                    100,000
   Undesignated Preferred stock; authorized 9,750,000 shares,
     no shares issued and outstanding                                        --
   Common stock; no par value, authorized 100,000,000 shares,
     7,925,282 shares issued and outstanding                          2,782,659
   Paid-in capital                                                       34,405
   Accumulated deficit                                               (2,916,984)
                                                                    -----------
         Total stockholders' deficit                                         80
                                                                    -----------
                                                                    $       146
                                                                    ===========


    The accompanying notes are an integral part to this financial statement.

                           THE ROTHERWOOD GROUP, INC.

================================================================================

                            STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998


                                                     1999               1998
                                                  -----------       -----------

REVENUES                                          $        --       $        --
                                                  -----------       -----------
COSTS AND EXPENSES:
   Accounting and professional fees                       560             7,144
   General and administrative                           1,799             2,296
                                                  -----------       -----------
         Total costs and expenses                       2,359             9,440

                                                  -----------       -----------
LOSS FROM OPERATIONS                                   (2,359)           (9,440)

OTHER INCOME (EXPENSE)
   Interest expense                                    (8,640)           (7,501)
                                                  -----------       -----------
         Total other income (expense)                  (8,640)           (7,501)

                                                  ===========       ===========
NET (LOSS)                                        $   (10,999)      $   (16,941)
                                                  ===========       ===========
 (LOSS) PER COMMON SHARE:
     Basic                                        $      (.01)      $      (.01)
                                                  ===========       ===========
     Diluted                                          $ .(01)       $      (.01)
                                                  ===========       ===========
WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING
     Basic                                          7,925,282         7,925,282
                                                  ===========       ===========
     Diluted                                        7,925,282         7,925,282
                                                  ===========       ===========

   The accompanying notes are an integral part to these financial statements.

                           THE ROTHERWOOD GROUP, INC.

================================================================================

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

                                                                                         Stock-
                               Common Stock       Series A                              holders'
                          --------------------    Preferred   Paid-in   Accumulated      equity
                            Shares      Amount      Stock     Capital    (deficit)     (deficit)
                            ------      ------      -----     -------    ---------     ---------

Balance, June 30, 1997    7,925,282   $2,782,659  $     --    $     --   $(2,889,044)  $(106,385)

Net loss                         --           --        --          --       (16,941)    (16,941)
                          ---------   ----------  --------    --------   -----------   ---------
Balance, June 30, 1998    7,925,282    2,782,659        --          --    (2,905,985)   (123,326)

Shares issued upon
 conversion of debt              --           --   100,000      34,405            --     134,405
Net loss                         --           --        --          --       (10,999)    (10,999)
                          ---------   ----------  --------    --------   -----------   ---------
Balance, June 30, 1999    7,925,282   $2,782,659  $100,000    $ 34,405   $(2,916,984)  $      80
                          =========   ==========  ========    ========   ===========   =========


    The accompanying notes are an integral part to these financial statements

                           THE ROTHERWOOD GROUP, INC.

================================================================================

                            STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998


                                                          1999          1998
                                                        ---------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss)                                            $ (10,999)    $(16,941)
  Adjustments to reconcile net  loss to
  net cash used in operating activities:
   Changes in assets and liabilities-
     Increase (decrease) in accounts payable               (2,135)       2,200
     Increase in accrued interest to
       affiliated company                                   8,640        7,502
                                                        ---------     --------
          Net cash used in operating activities            (4,494)      (7,239)
                                                        ---------     --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Borrowings on notes payable to affiliated company        4,600        7,220
                                                        ---------     --------
          Net cash provided by financing activities         4,600        7,220
                                                        ---------     --------

NET INCREASE (DECREASE) IN CASH                               106          (19)
CASH, beginning of year                                        40           59
                                                        =========     ========
CASH, end of year                                       $     146     $     40
                                                        =========     ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
  Cash paid for interest                                $      --     $     --
                                                        =========     ========
SUPPLEMENTAL DISCLOSURE OF NON-CASH
 INVESTING AND FINANCING ACTIVITIES:
   Series A Preferred stock issued upon conversion
    of debt and accrued interest                        $ 134,405     $     --
                                                        =========     ========

   The accompanying notes are an integral part to these financial statements.

                           THE ROTHERWOOD GROUP, INC.

================================================================================

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 1999

(1) ORGANIZATION AND OPERATIONS:


         CURRENT OPERATIONS

The Rotherwood Group, Inc. (an Arizona corporation; the "Company") was incorporated on June 27, 1990 under the laws of the state of Arizona as Benchmark Associates, Inc. The Company ceased its initial software business and has been seeking new business opportunities and merger candidates for the Company since fiscal 1995. As a result, the Company had no revenue producing operations during the years ended June 30, 1999 and 1998. In January 1998, the stockholders of the Company voted to approve a name change to The Rotherwood Group, Inc. and file amended Articles of Incorporation in Arizona to effect this name change.

On August 4, 1999, the Board of Directors approved an acquisition agreement to acquire CIMsoft, Inc., a Phoenix, Arizona-based software company (the "Acquisition"). Pursuant to the terms of the acquisition agreement, the Company agreed to acquire 100% of the outstanding common stock of CIMsoft in exchange for 25,175,000 shares of common stock of the Company. That number of shares could be increased if CIMsoft exceeded certain cash goals prior to the Acquisition. As a condition to the closing of the Acquisition, the Company was required to obtain shareholder ratification to reverse split the Company's outstanding common stock on a one-for-five basis, modify the terms of the Company's outstanding warrants, merge into a wholly owned subsidiary solely for the purpose of changing the state of organization of the Company from Arizona to Nevada and take certain other actions as set forth in the definitive agreement. The Company's shareholders approved the Acquisition and ratified these actions and other matters at a Special Meeting of Shareholders held August 23, 1999 (see
Note 8).

On September 1, 1999 the Company consummated the acquisition of CIMsoft by issuing 27,000,000 shares of common stock and completed the merger and reincorporation into its newly formed Nevada subsidiary. After September 1, 1999, the Company will operate as a Nevada corporation under the name Entrada Software, Inc.

         BACKGROUND AND HISTORY

The Company was formed to acquire the source code and continue development and marketing of an integrated office software package for personal computers operating in a network environment. The source code was acquired from ShareData Inc. ("SDI"), which provided a significant portion of the funding for this purchase by carrying back a promissory note in the principal amount of $1,940,000 (the "SDI Acquisition Note"). In December 1991, SDI gained control of 90.5% of the Company through a settlement agreement with the Company's shareholders in lieu of foreclosure.

SDI filed for Chapter 11 bankruptcy in December 1993 and its plan of reorganization was confirmed in December 1995. SDI was merged into Aztore Holdings, Inc. ("Aztore"), which was authorized as the reorganized debtor. As of June 30, 1999, Aztore owned 83.3% of the Company's common stock and all of the Series A Preferred stock outstanding. As a result of the acquisition of CIMsoft subsequent to year-end, Aztore's ownership of common stock was reduced to approximately 15.7% (see Note 9).

         MANAGEMENT PLANS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had recurring losses in prior years and has stockholders' deficit of $80 as of June 30, 1999. In addition, the Company does not have any revenue producing operations as of June 30, 1999. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

During fiscal 1995, management ceased actively soliciting opportunities in its prior business and implemented plans to focus on merger and/or acquisition opportunities that represent the potential to generate positive cash flow and profitable operations. This activity continued during fiscal 1999, during which time the Company had no revenue producing operations. On September 1, 1999, the Company consummated the acquisition of CIMsoft, Inc., a Phoenix, Arizona-based software company. CIMsoft has developed and currently markets software which tracks product content information for manufacturers and their suppliers and customers. CIMsoft's software enables manufacturers to shorten product development times, introduce and manage product changes effectively, integrate product information with suppliers and configure products to customer needs.

Even with the acquisition of CIMsoft, the Company expects to face many operating and industry challenges and will be doing business in a highly competitive industry. Although Aztore purchased an additional 150,000 shares of Series A Preferred stock for $150,000 upon closing of the acquisition of CIMsoft, the Company expects to require substantial additional financing to fully implement its plan of operations. If additional financial resources are needed, management intends to obtain financing from private individuals, including officers and shareholders of CIMsoft and the Company. Although no assurances can be given, management believes that the acquisition of CIMsoft and its current actions and plans for financing and development of the CIMsoft business will allow it to be successful.

(2) SIGNIFICANT ACCOUNTING POLICIES:

         BASIS OF PRESENTATION

The accompanying financial statements include only the accounts of The Rotherwood Group, Inc. During the years ended June 30, 1999 and 1998, the Company entered into transactions with related parties (see Note 6). The accompanying financial statements include the effects of the transactions between related parties, including entities under common control. The effects of those transactions may have been eliminated in the consolidated financial statements of Aztore, the Company's parent.

         CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and all highly liquid investments with a maturity of three months or less.

         INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No. 109, ACCOUNTING FOR INCOME TAXES. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between their financial statement basis and their tax basis and the tax rates in effect when these differences are expected to reverse. SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

         LOSS PER COMMON SHARE

The Company adopted Financial Accounting Standards Board issued SFAS No. 128, EARNINGS PER SHARE, which supercedes APB Opinion No. 15 as the new authoritative guidance. The new statement modifies the calculations of primary and fully diluted earnings per share ("EPS") and replaces them with basic and diluted earnings per share. The basic EPS differs from the primary EPS calculation in that the basic EPS does not include any potentially dilutive securities. Fully diluted EPS is replaced with diluted EPS and must be disclosed regardless of dilutive impact to basic EPS. Convertible preferred stock were not considered in the calculation for diluted earnings per share for the years ended December 31, 1998 and 1997 because the effect of their inclusion would be antidilutive. Cumulative dividends on preferred stock do not begin accruing until January 1, 1999 and therefore no adjustment to income available to common stockholders is necessary.

         USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

         RECENTLY ISSUED ACCOUNTING STANDARDS

The Company adopted SFAS No. 130, REPORTING COMPREHENSIVE INCOME, which became effective for fiscal year 1998. SFAS No. 130 establishes standards for reporting and displaying comprehensive income, defined as all changes in a company's net assets except changes resulting from transactions with shareholders. SFAS No. 130 did not have any impact on the Company's financial statements.

The Company adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which became effective for fiscal 1998. SFAS No. 131 requires disclosures of certain financial and descriptive information about a company's operating segments based on the way management disaggregates the company for making internal operating decisions. SFAS No. 131 did not have any impact on the Company's financial statements.

The Company adopted SFAS No. 132, EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS, which became effective for fiscal year 1998. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits. SFAS No. 131 did not have any impact on the Company's financial statements.

During 1998, SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, was issued effective for fiscal years beginning after June 15, 1999. SFAS No. 133 is not expected to have any impact on the Company's financial statements and will be adopted when required under the standard.

(3) NOTES PAYABLE:

During the year, the Company was obligated under two notes payable to Aztore; a note payable in the amount of $70,000 with interest at 10% per annum, and a note payable in the amount of $12,820 with interest at 15% per annum. The note payable for $70,000 is the balance remaining under the SDI Acquisition Note and was due on November 30, 1999.

On June 30, 1999, Aztore agreed to convert the notes, together with accrued interest through June 30, 1999, and assume an IRS liability (see Note 7), for the issuance of 100,000 shares of Series A Preferred stock (see Note 4). The transaction was recorded at the book value of the liabilities at June 30, 1999 of $134,405.

(4) STOCKHOLDERS' EQUITY:

         AUTHORIZED CAPITAL

The Company's authorized capital consists of 100,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, undesignated as to par value. The Board of Directors of the Company, in its sole discretion, may establish par value, divide the shares of preferred stock into series, and fix and determine the dividend rate, designations, preferences, privileges, and ratify the powers, if any, and determine the restrictions and qualifications of each series of preferred stock as established. The Company has designated a Series A Preferred Stock.

The September 1, 1999 merger and reincorporation into a Nevada corporation resulted in the Company ceasing to exist as an Arizona corporation and of all assets, rights, privileges, obligations and liabilities of the Company were transferred to the new Nevada corporation. All former shareholders of the Corporation automatically became shareholders of the new Nevada corporation. The Company is to be governed by Nevada law and the Articles of Incorporation and Bylaws of the new Nevada corporation after the merger. In addition, the Merger caused each share of common stock and each share of Series A Preferred stock of the Company to be exchanged for one share of like stock in the new Nevada corporation. The merger did not result in any material change in the business, management, location of the facilities, fiscal year, assets, liabilities or net worth of the Company has no material accounting implications.

The new Nevada company's authorized capital consists of 70,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, undesignated as to par value. The Board of Directors of the Company, in its sole discretion, may establish par value, divide the shares of preferred stock into series, and fix and determine the dividend rate, designations, preferences, privileges, and ratify the powers, if any, and determine the restrictions and qualifications of each series of preferred stock as established.

         SERIES A PREFERRED STOCK

The Board of Directors has designated 250,000 shares of the authorized preferred stock as Series A Preferred stock. The Series A Preferred stock has a $1.00 per share liquidation preference and a 10% cumulative dividend. Each share of the Series A Preferred stock is convertible at a conversion price of $0.189 (or equivalent to 5.3 shares of common stock). In connection with an agreement to convert debt (see Note 3), Aztore was issued 100,000 of Series A Preferred stock and accordingly, 100,000 shares are issued and outstanding as of June 30, 1999. In addition, Aztore purchased an additional 150,000 shares of Series A Preferred stock for $150,000 upon closing of the acquisition of CIMsoft (see Note 8).

Other attributes of the Series A Preferred stock are priority of class, liquidation preference, anti-dilution protection and adjustment, right of first refusal to the holders, and voting rights. The Series A Preferred stock is senior to all other capital stock of the Company. In the event of liquidation, the holders of Series A Preferred stock will be entitled to be paid an amount in cash equal to the liquidation preference amount plus any accrued dividends, before any other payment or distribution is made. The Series A Preferred stock is protected from a dilutive issuance of additional shares of stock at a per share less than the conversion price at the dated of such new issuance. Each holder of the Series A Preferred stock shall be given the first right to purchase their pro rata portion of any equity securities offered by the Company (except for shares offered under the Company's Incentive Equity Plan) on the same terms and conditions as the Company offers to other investors. Each share of Series A Preferred stock votes with the shares of common stock as a single class on all matters except for matters that affect the rights of the Series A Preferred stock in which case the Series A Preferred stock votes separately as a single class.

         1990 EMPLOYEE STOCK OPTION PLAN

Effective on June 30, 1990, the Company approved a stock option plan ("1990 Plan") for certain directors, officers, key employees and consultants covering 1,000,000 shares of Company common stock. Options granted under the 1990 Plan may be either "incentive stock options", as defined in Section 422A of the Internal Revenue Code, or "nonqualified stock options", subject to Section 83 of the Internal Revenue Code, at the discretion of the Board of Directors and as reflected in the terms of the written option agreement. The option price shall not be less than 100% of the fair market value of the optioned common stock on the date the option is granted. The option price shall not be less than 110% of the fair market value of the optioned common stock for an optionee holding at the time of grant, more than 10% of the total combined voting power of all classes of stock of the Company. Options become exercisable based on the discretion of the Board of Directors and must be exercised within ten years of the date of grant. The 1990 Plan expires June 30, 2000. No options have been granted under the 1990 Plan as of June 30, 1999.

         1999 EQUITY INCENTIVE PLAN

Subsequent to year-end, the Board of Directors terminated the 1990 Plan and approved a new Equity Incentive Plan (the "1999 Plan") covering 2,100,000 shares of common stock after the proposed one-for-five reverse stock split. The 1999 Plan replaces the 1990 Plan and options granted under the 1999 Plan will have the same characteristics as those described under the 1990 Plan. The Company's shareholders ratified the 1999 Equity Incentive Plan as well as the reverse stock split at a Special Meeting of Shareholders on August 23, 1999 (see Note
8).

         COMMON STOCK WARRANTS

The Company's three series of warrants are shown in table below. Each warrant is callable by the Company for the call price at any time the average trading price of the Company's common stock exceeds 120% of the exercise price for five consecutive trading days.


Warrants outstanding at
 beginning of period:                 500,000          500,000          500,000
    Exercised                              --               --               --
    Canceled                               --               --               --
                                -------------    -------------    -------------
Warrants outstanding and
 exercisable at end of period         500,000          500,000          500,000
                                =============    =============    =============

Exercise price                  $        0.25    $        0.50    $        0.75
                                =============    =============    =============

Call price                      $        0.02    $        0.02    $        0.02
                                =============    =============    =============

Expiration date                 Dec. 15, 1999    Dec. 15, 1999    June 15, 2000
                                =============    =============    =============

In connection with the acquisition of CIMsoft (see Note 8), the Board of Directors has approved a modification of the outstanding warrants to group the warrants into "Units." Each Unit is to consist of one each of a Series A, B and C Warrant and will be modified to be exercisable as a "Unit" prior to December 15, 2000 at $1.50 per unit. Each Unit exercised will receive one share of common stock on a post-reverse split basis. The Company's shareholders ratified the modification of the outstanding warrants at a Special Meeting of Shareholders on August 23, 1999 (see Note 8).

(5)  INCOME TAXES:

The Company has various timing differences resulting from the establishment of reserves for financial statement purposes and other transactions. The Company has a net deferred tax asset at June 30, 1999 of approximately $973,000 resulting primarily from net operating loss carryforwards. The net deferred tax asset has been reduced in its entirety by a valuation allowance. No provision or benefit for income taxes has been reported in the accompanying statements of operations as any current income tax benefit would be offset by increasing the valuation allowance.

A current income tax benefit of $2,000 and $3,000 for the years ended June 30, 1999 and 1998 respectively, were offset by an increase of equal amounts in the valuation allowance

The income tax effect of the Company's operations has been included in the consolidated income tax return of its parent company. The current and deferred income tax expense and benefit are determined and allocated to the Company as if it were a separate taxpayer. The Company has cumulative net operating loss carry forwards as of June 30, 1999 of approximately $2,880,000 that begin expiring in 2008. Due to change of control issues under Section 382 of the Internal Revenue Code, uncertainty exists as to the Company's ability to utilize the benefits of net operating loss carryforwards.

(6) RELATED PARTIES TRANSACTIONS:

         AZTORE HOLDINGS, INC.

Aztore Holdings, Inc. is a Tempe, Arizona-based closed-end management investment company with several hundred shareholders, which holds various interests in companies and provides corporate restructuring and consulting services. Aztore is the reorganized debtor of SDI. Aztore has provided management and administrative services to the Company since January 1, 1996 and until September 1, 1999, the Company's operations are conducted from the offices of Aztore. No management or other fees were paid or accrued to Aztore during the years ended June 30, 1999 and 1998.

The Company had a note payable to Aztore for $70,000 representing the balance on the Acquisition Note (see Note 1). In addition, Aztore advanced funds to the Company from time to time to provide working capital and the Company owed Aztore $12,820 as of June 29, 1999 (see Note 3). On June 30, 1999, Aztore agreed to convert the notes, together with accrued interest through June 30, 1999, as well as assuming the IRS liability (see Note 7), for the issuance of 100,000 shares of Series A Preferred stock (see Note 3). The transaction was recorded at the book value of the liabilities at June 30, 1999 of $134,405. On September 1, 1999, Aztore purchased an additional 150,000 shares of Series A Preferred stock for $150,000 (see Note 8).

The Company recorded interest expense to Aztore of $8,640 and $7,501 for the years ending June 30, 1999 and 1998, respectively. Aztore owned 83.3% of the Company's common stock outstanding as of June 30, 1999. As a result of the acquisition of CIMsoft subsequent to year-end, Aztore's ownership of common stock was reduced to approximately 15.7% (see Note 9).

(7) COMMITMENTS AND CONTINGENCIES:

During 1991 and early 1992, the Internal Revenue Service filed federal tax liens against the Company for delinquent payroll tax liabilities for the quarters of September 1990 through June 1991 (the "IRS Liability"). The tax liens as filed aggregate to $32,388 and accrue penalties and interest at the statutory rates since the filing dates. In April 1992, subsequent to the lien filing dates, the Company paid $13,211 to the IRS and the IRS abated prior taxes assessed of $5,600. In addition, the Company discovered an input error for one of the quarters assessed of $2,808. The Company is attempting to settle this matter with the IRS. On June 30, 1999, in connection with an agreement to settle debt, Aztore agreed to assume the IRS Liability and indemnify the Company against any claim by the IRS.

(8)  SUBSEQUENT EVENTS


         ACQUISITION OF CIMSOFT ON SEPTEMBER 1, 1999

On August 4, 1999, the Board of Directors approved an acquisition agreement to acquire CIMsoft, Inc., a Phoenix, Arizona-based software company (the "Acquisition"). Pursuant to the terms of the acquisition agreement, the Company agreed to acquire 100% of the outstanding common stock of CIMsoft in exchange for 25,175,000 shares of common stock of the Company. That number of shares could be increased if CIMsoft exceeded certain cash goals prior to the Acquisition. As a condition to the closing of the Acquisition, the Company was required to obtain shareholder ratification to reverse split the Company's outstanding common stock on a one-for-five basis, modify the terms of the Company's outstanding warrants, merge into a wholly owned subsidiary solely for the purpose of changing the state of organization of the Company from Arizona to Nevada and take certain other actions as set forth in the definitive agreement. The Company's shareholders approved the Acquisition and ratified these actions and other matters at a Special Meeting of Shareholders held August 23, 1999.

On September 1, 1999 the Company consummated the acquisition of CIMsoft by issuing 27,000,000 shares of common stock and completed the merger and reincorporation into its newly formed Nevada subsidiary. After September 1, 1999, the Company will operate as a Nevada corporation under the name Entrada Software, Inc.

CIMsoft has developed and currently markets software which tracks product content information for manufacturers and their suppliers and customers. CIMsoft's software enables manufacturers to shorten product development times, introduce and manage product changes effectively, integrate product information with suppliers and configure products to customer needs.

         REVERSE STOCK SPLIT

The Board of Directors approved and the shareholders subsequently ratified a one-for-five reverse stock split of the common shares outstanding with no impact on the number of authorized shares. Fractional share interests that will be created by the reverse stock split will be rounded up to the next whole share. Shareholders holding 500 or fewer shares but at least 100 shares of common stock as of the record date will receive 100 shares after the reverse stock split. Shareholders holding less than 100 shares of common stock as of the record date will not be effected by the reverse stock split. The reverse split is effective September 1, 1999 concurrently with the reincorporation and merger of the Company into a new Nevada subsidiary.

         MODIFICATION OF THE OUTSTANDING WARRANTS

The Board of Directors has approved a modification of the outstanding warrants to group the warrants into "Units." Each Unit is to consist of one each of a Series A, B and C Warrant and will be modified to be exercisable as a "Unit" prior to December 15, 2000 at $1.50 per unit. Each Unit exercised will receive one share of common stock on a post-reverse split basis, without consideration to the reverse stock split. The Company's shareholders ratified the modification of the outstanding warrants.

         REINCORPORATION

The Board of Directors approved, and the shareholders subsequently ratified, a Plan and Agreement of Merger with a newly formed wholly owned subsidiary of the Company for the purpose of changing the state of incorporation of the Company from Arizona to Nevada and changing the name of the Company (the "Merger"). The Merger results in the Company ceasing to exist as an Arizona corporation (see
Note 4).

         1999 EQUITY INCENTIVE PLAN

The Board of Directors terminated the 1990 Employee Stock Option Plan and approved a new Equity Incentive Plan (the "1999 Plan") covering 2,100,000 shares of common stock, after the proposed one-for-five reverse stock split. The 1999 Plan replaces the 1990 Plan and options granted under the 1999 Plan will have the same characteristics as those described under the 1990 Plan (see Note 4). The Company's shareholders ratified the 1999 Equity Incentive Plan.

         ADDITION SALE OF STOCK

On September 1, 1999, Aztore purchased an additional 150,000 shares of Series A Preferred stock for $150,000.

(9) PRESENTATION OF CAPITAL STOCK OUTSTANDING

On September 1, 1999 the Company consummated the acquisition of CIMsoft by issuing 27,000,000 shares of common stock and effected a 1-for-5 reverse split of its outstanding shares. The Company also has 250,000 issued and outstanding shares of Series A Preferred stock, owned by Aztore, which Aztore may convert into shares of common stock at its option. The following table shows the expected capital structure of the Company as a result of these transactions (includes an estimate of rounding shares to be issued as a result of the special treatment of shareholders owning less than 500 shares). The column titled "Fully diluted" assumes conversion of the Series A Preferred stock by Aztore. However, this column does not include any shares that could be issued under the 1999 Equity Incentive Plan nor any of the shares that may be issued upon the exercise of any of the 500,000 outstanding Units, as modified. As of September 7, 1999, no options have been granted under the 1999 Plan.


Aztore Holdings, Inc.        6,600,817     (1,302,952)    1,059,572    1,324,572
Public shareholders          1,324,465        271,681       271,681
CIMsoft shareholders                --     27,000,000     5,400,008    5,400,008
                             ---------                    ---------    ---------
                             7,925,282                    6,731,261    6,996,261
                             =========                    =========    =========

                                  CIMSOFT, INC.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and the Board of Directors of CIMsoft, Inc.

We have audited the accompanying balance sheet of CIMsoft, Inc. (a Delaware corporation; the "Company") as of June 30, 1999 and the related statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIMsoft, Inc. as of June 30, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

King, Weber & Associates, P.C.
Tempe, Arizona
October 14, 1999

                                  CIMSOFT, INC.

================================================================================

                                  BALANCE SHEET
                                  JUNE 30, 1999


                                     ASSETS

Current assets:
   Cash                                                                $ 15,353
   Accounts receivable                                                    9,950
                                                                       --------
         Total current assets                                            25,303

Acquired technology                                                       3,900
                                                                       --------
         Total assets                                                  $ 29,203
                                                                       ========

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
   Due to officers                                                     $ 46,250
                                                                       --------
         Total current liabilities                                       46,250
                                                                       --------

Commitments and contingencies                                                --
                                                                       --------
Stockholders' deficit:
   Serial Preferred stock, $.001 par value; authorized
     10,000,000 shares, no shares issued and outstanding
   Common stock; $.001 par value; authorized 20,000,000
     shares, 6,000,000 shares issued and outstanding                      6,000
   Accumulated deficit                                                  (23,047)
                                                                       --------
         Total stockholders' deficit                                    (17,047)
                                                                       --------
         Total liabilities and stockholders' deficit                   $ 29,203
                                                                       ========

    The accompanying notes are an integral part of this financial statement.

                                  CIMSOFT, INC.

================================================================================

                             STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED JUNE 30, 1999



Sales                                                               $    40,043

General and administrative expenses                                      63,090
                                                                    -----------

         Net loss                                                       (23,047)
                                                                    ===========


Loss per common share:
     Basic                                                          $      (.01)
                                                                    ===========
     Diluted                                                        $      (.01)
                                                                    ===========

Weighted average shares outstanding:
     Basic                                                            2,745,205
                                                                    ===========
     Diluted                                                          2,745,205
                                                                    ===========


   The accompanying notes are an integral part of these financial statements.

                                  CIMSOFT, INC.

================================================================================

                       STATEMENT OF STOCKHOLDERS' DEFICIT
                        FOR THE YEAR ENDED JUNE 30, 1999


                               Common stock
                             -------------------    Accumulated    Stockholders'
                               Shares     Amount      deficit        deficit
                               ------     ------      -------        -------

Balance June 30, 1998               --        --           --            --
Shares sold to founders      6,000,000     6,000           --         6,000
Net loss                            --        --      (23,047)      (23,047)
                             ---------    ------     --------      --------

Balance June 30, 1999        6,000,000    $6,000     $(23,047)     $(17,047)
                             =========    ======     ========      ========


    The accompanying notes are an integral part of these financial statements

                                  CIMSOFT, INC.

================================================================================

                             STATEMENT OF CASH FLOWS
                        FOR THE YEAR ENDED JUNE 30, 1999



Cash flows from operating activities:
   Net loss                                                            $(23,047)
   Increase in accounts receivable                                       (8,750)
   Increase in due to officer for consulting fees                        47,000
                                                                       --------
        Net cash provided by operating activities                        15,203
                                                                       --------
Cash flows from financing activities:
  Borrowings from officer                                                   150
                                                                       --------
        Net cash provided by financing activities                           150
                                                                       --------
Net increase in cash:                                                    15,353
   Cash, beginning of year                                                   --
                                                                       ========
   Cash, end of year                                                   $ 15,353
                                                                       ========
Supplemental disclosure of non-cash investing
 and financing activities:
   Common stock issued in payment for consulting fees                  $    900
                                                                       ========
    Stock issued in exchange for technology                            $  3,900
                                                                       ========


   The accompanying notes are an integral part of these financial statements.

                                  CIMSOFT, INC.

================================================================================

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 1999

(1) ORGANIZATION AND OPERATIONS:

CIMsoft, Inc. (a Delaware corporation; the "Company") was incorporated in May 1998. The Company has developed and currently markets software which tracks product content information for manufacturers and their suppliers and customers. CIMsoft's software enables manufacturers to shorten product development times, introduce and manage product changes effectively, integrate product information with suppliers and configure products to customer needs. The Company commenced limited operations on May 1, 1999.

Effective September 1, 1999, an Arizona corporation, The Rotherwood Group, Inc. ("TRG") acquired 100% of the outstanding common stock of CIMsoft in exchange for 27,000,000 shares of common stock of TRG. After the acquisition, TRG reverse split its common stock on a one-for-five basis and reincorporated in Nevada as Entrada Software, Inc ("Entrada"). As a result of these transactions, the former CIMsoft stockholders hold approximately 77% of Entrada's common stock. For financial accounting purposes, the acquisition was treated as a recapitalization with CIMsoft as the acquirer. TRG had no operations since 1995.

Subsequent to June 30, 1999, the Company raised $307,500 through the sale of 615,000 shares of common stock. In addition, as part of the merger with TRG, the major shareholder of TRG purchased 150,000 shares of Entrada preferred stock for $150,000. With the financing received, and the merger with TRG, the Company has commenced its planned operations of providing software and services to the manufacturing industry.

(2) SIGNIFICANT ACCOUNTING POLICIES:

         INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No. 109, ACCOUNTING FOR INCOME TAXES. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between their financial statement basis and their tax basis and the tax rates in effect when these differences are expected to reverse. SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company had a net operating loss of approximately $24, 000 at June 30, 1999. The effect of recognizing the tax effect of this loss results in a deferred income tax asset of $3,450, which is fully offset by a valuation allowance.

         CASH

Cash includes all short-term liquid investments with original maturities of three months or less.

         NET LOSS PER SHARE

Net loss per share is calculated using the weighted average number of shares of common stock outstanding during the year. The Company had no securities outstanding that were potential common stock at June 30, 1999.

         USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

         RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations as incurred.

         REVENUE RECOGNITION

Revenue from the sale of software products is generally recognized when the product has been installed and accepted by the customer. Services revenue is recognized when the services are preformed.

(3) STOCKHOLDERS' EQUITY:

         AUTHORIZED CAPITAL

The Company's authorized capital consists of 20,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. The Board of Directors of the Company establishes series of preferred stock, fixes dividend rates, designations, preferences and privileges.

         STOCK OPTION PLAN

The Company established the 1998 Equity Incentive Plan, and reserved 2,500,000 shares of common stock. The Board of Directors sets the exercise price and vesting period for all grants. No options have been granted under this Plan as of June 30, 1999.

(4)   ACQUISITION OF TECHNOLOGY:

In 1999 the Company acquired the technology, underlying its suite of software products, from a founder of the Company in exchange for 3,900,000 shares of common stock. The value of the technology was set by the price of the stock exchanged, which was the same price as shares sold to other founders of the Company. The cost of the technology will be amortized over three years starting with the initial sale of the Company's products.

(5) COMMITMENTS:

         CONSULTING CONTRACT

The Company has a consulting contract with a stockholder and officer of the Company. The arrangement requires monthly consulting fees of $5,000 until the officer became a full-time employee of the Company on September 1, 1999. The balance due this officer under this agreement was $46,250 at June 30, 1999. On July 31, 1999 the net amount due the officer was converted into a 9% note due August 1, 2000.

         EMPLOYMENT CONTRACTS

The Company has employment contracts with three officer/stockholders that require exclusive service to the Company in exchange for up to nine month's salary continuation in certain events of termination.

(6) CONCENTRATIONS:

All the Company's revenue and accounts receivable balance was from a single customer for the year ended and at June 30, 1999, respectively.

                             ENTRADA SOFTWARE, INC.

================================================================================

                                  BALANCE SHEET
                                NOVEMBER 30, 1999
                                   (UNAUDITED)


                                     ASSETS
Current assets
   Cash and cash equivalents                                          $ 286,642
   Accounts receivable                                                   28,000
   Prepaid expenses and deposits                                         20,240
                                                                      ---------
         Total current assets                                           334,882
                                                                      ---------
Furniture, fixtures and equipment                                        32,587
Less accumulated depreciation                                            (1,043)
                                                                      ---------
   Net furniture, fixtures and equipment                                 31,544
                                                                      ---------
Deposits                                                                 16,089
Acquired technology, net of accumulated
  amortization of $195                                                    3,705
                                                                      =========
         Total assets                                                 $ 386,220
                                                                      =========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Accounts payable                                                      27,484
   Accrued expenses                                                       2,530
   Deferred revenue                                                      25,667
   Note payable                                                          49,100
                                                                      ---------
         Total current liabilities                                      104,781
                                                                      ---------
Other liabilities                                                         5,028
                                                                      ---------
         Total liabilities                                              109,809
                                                                      ---------
Commitments

Stockholders' Equity:
   Series A convertible preferred stock, $.001 par
    value; $1.00 liquidation preference, 250,000 shares
    authorized, issued and outstanding                                      250
   Serial preferred stock, $.001 par value; authorized
    4,750,000 shares, no shares issued and outstanding                       --
   Common stock; $.001 par value, authorized 70,000,000
    shares, 6,731,261 shares issued and outstanding                       6,731
   Paid in capital                                                      456,519
   Accumulated deficit                                                 (187,089)
                                                                      ---------
         Total stockholders' equity                                     276,411
                                                                      ---------
         Total liabilities and stockholders' equity                   $ 386,220
                                                                      =========

    The accompanying notes are an integral part of this financial statement.

                             ENTRADA SOFTWARE, INC.

================================================================================

                             STATEMENT OF OPERATIONS
                  FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 1999
                                   (UNAUDITED)



Sales                                                               $    44,876
Selling, general and administrative expenses                            231,450
                                                                    -----------
         Loss from operations                                          (186,574)
                                                                    -----------

Other income (expense)
   Interest expense                                                      (1,477)
   Interest income                                                        4,699
                                                                    -----------
         Total other income                                               3,222
                                                                    -----------

         Net loss                                                   $  (183,352)
                                                                    ===========

Loss per common share
     Basic                                                          $      (.04)
                                                                    ===========
     Diluted                                                        $      (.04)
                                                                    ===========

Weighted average number of common shares outstanding
     Basic                                                            5,211,442
                                                                    ===========
     Diluted                                                          5,211,442
                                                                    ===========

   The accompanying notes are an integral part of these financial statements.

                             ENTRADA SOFTWARE, INC.

================================================================================

                        STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 1999
                                   (UNAUDITED)

                                                  Series A
                              Common Stock     Preferred Stock
                           -----------------   ----------------   Paid in  Accumulated  Stockholders'
                           Shares     Amount   Shares    Amount   Capital    Deficit       Equity
                           ------     ------   ------    ------   -------    -------       ------
January 1, 1999                  --       --        --       --         --         --            --
Sale of preferred stock                        150,000     $150  $ 149,850                $ 150,000
Sale of common stock      6,615,000   $6,615                       306,885                  313,500
Recapitalization as a
result of merger            116,261      116   100,000      100       (216)
Accrued dividends                                                              (3,737)       (3,737)
Net loss                                                                     (183,352)     (183,352)
                          ---------   ------   -------     ----  ---------  ---------     ---------
November 30, 1999         6,731,261   $6,731   250,000     $250  $ 456,519  ($187,089)    $ 276,411
                          =========   ======   =======     ====  =========  =========     =========

    The accompanying notes are an integral part to these financial statements

                             ENTRADA SOFTWARE, INC.

================================================================================

                             STATEMENT OF CASH FLOWS
                  FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 1999
                                   (UNAUDITED)


Cash flows from operating activities:
  Net loss                                                            $(183,352)
  Adjustments to reconcile loss to net cash
  used in operating activities:
    Depreciation and amortization                                         1,238
    Changes in assets and liabilities:
      Prepaid expenses and deposits                                     (36,329)
      Accounts receivable                                               (28,000)
      Deferred revenue                                                   25,667
      Other liabilities                                                   1,291
      Accounts payable                                                   27,484
      Accrued expenses                                                    2,530
                                                                      ---------
         Net cash used in operating activities                         (189,471)
                                                                      ---------

Cash flows from financing activities:
   Note payable                                                          49,100
   Sale of common stock                                                 309,600
   Sale of preferred stock                                              150,000
                                                                      ---------
         Net cash provided by financing activities                      508,700
                                                                      ---------
Cash flows from investing activities:
   Purchase of furniture, fixtures and equipment                        (32,587)
                                                                      ---------
         Net cash used in investing activities                          (32,587)
                                                                      ---------

Net increase (decrease) in cash                                       $ 286,642
Cash, beginning of period                                                     0
                                                                      ---------
Cash, end of period                                                   $ 286,642
                                                                      ---------
Supplemental disclosure of cash flow information:
  Cash paid for interest                                              $   1,477
                                                                      =========

   The accompanying notes are an integral part of these financial statements.

                             ENTRADA SOFTWARE, INC.

================================================================================

                        NOTES TO THE FINANCIAL STATEMENTS

                                NOVEMBER 30, 1999
                                   (UNAUDITED)


(1)  ORGANIZATION AND OPERATIONS:


         CURRENT OPERATIONS

Entrada Software, Inc. (a Nevada corporation; the "Company") was incorporated in Delaware on May 7, 1998 as CIMsoft, Inc., and commenced limited operations on May 1, 1999. The Company has developed and currently markets software which tracks product content information for manufacturers and their suppliers and customers. The Company's software enables manufacturers to shorten product development times, introduce and manage product changes effectively, integrate product information with suppliers and configure products to customer needs.

On September 1, 1999 The Rotherwood Group, Inc. ("TRG"), a non-trading public company with no operations, acquired 100% of the outstanding stock of CIMsoft in exchange for 27,000,000 shares of TRG common stock. After the acquisition, TRG reverse split its common stock on a one-for-five basis, and reincorporated in Nevada as Entrada Software, Inc. (Entrada). As a result of these transactions, the former CIMsoft stockholders held approximately 77% of Entrada's common stock, and Entrada is continuing the business and operations of CIMsoft.

(2) SIGNIFICANT ACCOUNTING POLICIES:

         BASIS OF PRESENTATION

For financial accounting purposes, the acquisition of CIMsoft, Inc. was treated as a recapitalization, with Entrada (CIMsoft), as the acquirer. The accompanying financial statements include the operations of CIMsoft for the period January 1, 1999 to September 1, 1999 and Entrada for the period September 1, 1999 to November 30, 1999.

         CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash and liquid investments with a maturity of three months or less

         INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No. 109, ACCOUNTING FOR INCOME TAXES. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between their financial statement basis and their tax basis and the tax rates in effect when these differences are expected to reverse. SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company had a net operating loss of approximately $183,000 at November 30, 1999. The effect of recognizing the tax effect of this loss would result in a deferred income tax, which would be fully offset by a valuation allowance.

         USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

         RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations as incurred.

         REVENUE RECOGNITION

Revenue from the sale of software products is generally recognized when the product has been installed and accepted by the customer. Services revenue is recognized when the services are preformed.

         LOSS PER SHARE

Net loss per share is calculated using the weighted average number of shares of common stock outstanding during the year. The Company had convertible preferred stock and warrants outstanding that were potential common stock at November 30, 1999. However, these securities were not considered in the calculation for diluted earnings per share because the effect would be anti-dilutive.

(3)  NOTES PAYABLE:

Prior to September 1, 1999 the Company had a consulting contract with a stockholder and officer of the Company. The arrangement required monthly consulting fees of $5,000 until the officer became a full-time employee of the Company on September 1, 1999. On July 31, 1999 the net amount due the officer was converted into a 9%, unsecured note payable due August 1, 2000.

(4)  STOCKHOLDERS' EQUITY:

         AUTHORIZED CAPITAL

The Company's authorized capital consists of 70,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value. The Company's Board of Directors divides the preferred shares into series, establishes par value, and fixes dividend rates, designations, preferences, privileges.

         SERIES A PREFERRED STOCK

The Company designated 250,000 shares as Series A Preferred stock, with a $1.00 per share liquidation preference and a 10% cumulative dividend. Each share of the Series A Preferred stock is convertible into 1.06 shares of common stock. In connection with an agreement to convert debt a stockholder of TRG was issued 100,000 of Series A Preferred. In addition, this same stockholder purchased an additional 150,000 shares of Series A Preferred stock for $150,000 upon closing of the acquisition of CIMsoft.

         EMPLOYEE STOCK OPTION PLAN

The 1999 Equity Incentive Plan (the "Plan") reserves 2,100,000 shares of common stock for option and stock grants. The Board of Directors determines grants, vesting periods and exercise prices. The Plan expires September 30, 2009. As of November 30, 1999, the Company had granted or committed 265,000 options with a four year vesting period and a $.50 exercise price. No options were exercisable.

         COMMON STOCK WARRANTS

In connection with the acquisition of CIMsoft, TRG modified the terms of previously outstanding warrants to group the warrants into 500,000 warrant units, each consisting of one each of three previous warrant series. Each warrant unit is exercisable, at $1.50 per unit, for one share of common stock prior to December 15, 2000. Each warrant unit is callable by the Company at any time the average trading price of the Company's common stock exceeds 120% of the exercise price for five consecutive trading days.

(5)  ACQUISITION OF TECHNOLOGY:

In January 1999 CIMsoft acquired the technology, underlying its suite of software products, from a founder of the Company in exchange for 3,900,000 shares of CIMsoft, Inc. common stock. The cost of the technology will be amortized over three years starting in September 1999.

 (6) COMMITMENTS:

         EMPLOYMENT CONTRACTS

The Company has employment contracts with three officers/stockholders that require exclusive service to the Company in exchange for up to nine month's salary continuation in certain events of termination.

         LEASES

The Company leases its corporate offices for minimum annual rent of $51,600 through August 2002.

(7) CONCENTRATIONS:

Substantially all the Company's revenue and its accounts receivable balance was from a single customer as of and for the period ended November 30, 1999.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS


    2.1 Stock Exchange Agreement by and between TRG and CIMsoft, dated as of August 4, 1999.

    3.1       Articles of Incorporation of Entrada

    3.2 Certificate of Designation/Resolution of Designation - Series A 10% Cumulative Convertible Preferred Stock

    3.3       Bylaws of Entrada

    4.1       Specimen common stock certificate of Entrada

    10.1      Commercial Lease dated August 22, 1999

    10.2      Entrada 1999 Equity Incentive Plan, Effective July 23, 1999.

    10.3 Employment Agreement by and between Entrada and Bruce Williams, dated as of July 26, 1998.

    10.4 Employment Agreement by and between Entrada and Terry Gustafson, dated as of September 1, 1998.

    10.5 Employment Agreement by and between Entrada and Terry Simpson, dated as of August 1, 1998.

    11.1      Statement re: computation of per share earnings

    23.1      Auditor's Consent from King, Weber & Associates, P.C.

    27.1      Financial Data Schedule

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ENTRADA SOFTWARE INCORPORATED
                                               (Registrant)



Dated: December 10, 1999                By: /s/Bruce D. Williams
                                           --------------------------------
                                           Bruce D. Williams
                                           Chief Executive Officer